CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in this Post-Effective Amendment No. 181 to Registration Statement No. 2-67052 of our report dated July 26, 2005 relating to the financial statements of Brown Advisory Growth Equity Fund, Brown Advisory Value Equity Fund, Brown Advisory Real Estate Fund, Brown Advisory Small-Cap Growth Fund, Brown Advisory Small-Cap Value Fund, and Brown Advisory International Equity Fund (each a series of Forum Funds), appearing in the annual report to shareholders for the year ended May 31, 2005, and to the references to us under the captions "Financial Highlights" in the Prospectus, and "Independent Registered Public Accounting Firm" and "Financial Statements" in the Statement of Additional Information, both of which are part of such Registration Statement.


/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
September 30, 2005